NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	May 4, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

DEPT OF TRANSPORTATION PASSES NEW RAIL TANK CAR REGULATIONS

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that on May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their new requirements for rail tank cars used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA). The rules establish a minimum threshold for rail cars transporting dangerous goods, including petroleum crude oil and ethanol in North America. It covers High Hazard Flammable Trains (HHFT) defined as trains with more than 20 tank cars carrying Packing Group I or II commodities.

New tank cars constructed after October 1, 2015, are required to meet the new DOT Specification 117 (DOT-117 and TC-117) design criteria. The prescribed car has a 9/16” tank shell, 11-gauge jacket, ½ inch full height head shield, thermal protection and appropriately sized pressure relief valves and improved bottom outlet valves. Existing tank cars must be retrofitted with the same key components based on a prescriptive, risk-based retrofit schedule. As a result of the aggressive, risk-based approach, the final rule will require retrofitting or replacing the entire fleet of DOT-111 tank cars for Packing Group I, which covers crude oil shipped by rail, within three years and all non-jacketed CPC-1232 tank cars, in the same service, within approximately five years.

Existing tank cars will have to be retrofitted to meet the new standard under the following time guidelines:

1.	Non-jacketed DOT-111 tank cars in Packing Group I service must be retrofitted by January 1, 2018.

2.	Jacketed DOT-111 tank cars in Packing Group I service must be retrofitted by March 1, 2018.

3.	Non-jacketed CPC-1232 tank cars in Packing Group I service must be retrofitted by April 1, 2020.

4.	Non-jacketed DOT-111 tank cars in Packing Group II service must be retrofitted by May 1, 2023.

5.	Jacketed DOT-111 tank cars in Packing Group II service must be retrofitted by May 1, 2023.

6.	Non-jacketed CPC-1232 tank cars in Packing Group II service must be retrofitted by July 1, 2023.

7.	Jacketed CPC-1232 tank cars in Packing Group I and Packing Group II service must be retrofitted by May 1, 2025.

Of particular interest to Kelso is that the new regulations call for the use of appropriately sized pressure relief valves (PRV) and improved bottom outlet valves (BOV) for all tank cars carrying Packing Group I and II chemicals which include crude oil and ethanol as well as many other flammable chemicals. These products are the key strengths of Kelso’s business model and product development. NTSB (National Transportation Safety Board) has recommended the use of high-flow PRV for all Packaging Group I and II rail tank cars.

The primary theme of the new PHMSA regulations is the creation and innovation of new technology to improve the survivability of a tank car in an accident and the adoption and use of the best available safety technologies (BAST) for rail transport. NTSB and TSB have noted in several derailment incidents including Lac Megantic that the eye-bolts on current manways were sheared off due to the vertical position of the eye-bolts on top of the manway. Eye-bolts are a problematic issue due to their poor design characteristics. When sheared off in an accident event the HAZMAT can be released into the environment.

Although not specifically addressed in the new PHMSA regulations Kelso continues to market its Kelso Klincher® manway as a BAST design providing a more secure containment in an accident. The key is that the Klincher® has no eye-bolts. Klincher® is a unique one-bolt design with the bolt mounted horizontally below the top of the manway and therefore unlikely to shear off in an accidental derailment. We believe that our Klincher® is a BAST design that with regulatory certainty in place could be adopted in larger numbers with influence from regulators, insurers, first responder organizations and shippers of hazardous materials.

Kelso’s catalogue of PRVs covers the full range of high-flow high-performance specifications for all new tank cars and existing tank cars to be retrofitted in accordance with the new PHMSA regulations. This combined with the introduction of our new BOV puts the Company in position to service all industry needs in compliance with new regulations for PRV, BOV and manways for the production of new and the retrofit of existing rail tank cars.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our PRV and BOV are the key strengths of Kelso’s business model and product development; that Kelso believes that its Klincher is a BAST design that with regulatory certainty will be adopted in larger numbers with pressure from insurers, first responder organizations and shippers of hazardous materials; the Company is well positioned to service all industry needs for PRV and manways for the production of new and the retrofit of existing rail tank cars; and the Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; we may not be able to grow and sustain anticipated revenue streams, as regulatory requirements may change to our detriment or competitors may offer better or cheaper products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com